Exhibit 4.3

SECOND AMENDMENT TO

AMENDMENT TO WARRANTS AND AGREEMENT TO EXERCISE

THIS SECOND AMENDMENT TO AMENDMENT TO WARRANTS AND AGREEMENT TO EXERCISE (this “Amendment”) is dated December 6, 2019 by and among Fluent, Inc., formerly known as Cogint, Inc. (the “Corporation”) and Whitehorse Finance, Inc. (“Warrantholder”). Capitalized terms used herein that are not otherwise defined shall have the meanings set forth in the Warrants (defined below).

RECITALS

WHEREAS, on October 7, 2016, the Corporation issued to Warrantholder warrants to purchase, in aggregate, one hundred eighty-six thousand six hundred sixty-seven (186,667) shares of the Corporation's Common Stock, par value $0.0005 per share (the “Warrants”);

WHEREAS, on November 3, 2017, the Corporation and Warrantholder entered into that certain Amendment to Warrants and Agreement to Exercise (the “Agreement”), lowering the Exercise Price of the Warrants on the terms set forth therein; and

WHEREAS, the Warrantholder exercised the Warrants pursuant to the terms of the Agreement; and

WHEREAS, on July 9, 2018, the Corporation and Warrantholder entered into that certain First Amendment to the Agreement, amending the put right provided under the Agreement on the terms set forth therein; and

WHEREAS, the Corporation and Warrantholder have agreed to extend the Put Exercise Period provided under the Agreement on the terms set forth herein.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto, intending to be legally bound, hereby agree as follows:

1.     Put Right. Section 7 of the Agreement is deleted in its entirety and amended as follows:

“7.     PUT RIGHT. Warrantholder shall have the right, but not the obligation, to require the Corporation to purchase from Warrantholder all Warrant Shares held by Warrantholder at a price equal to $3.8334 per share (the “Put Right”) on the terms and conditions set forth herein. In order to exercise the Put Right, Warrantholder shall provide the Corporation written notice thereof at any time during the time period commencing January 1, 2019, and ending 11:59 PM ET on January 31, 2020 (the “Put Exercise Period”). As a condition precedent to the exercise of the Put Right and the Corporation's obligation to consummate the Put Closing (as defined below), Warrantholder shall own and possess the Warrant Shares free and clear of any and all liens, mortgages, pledges, security interests, encumbrances or charges of any kind. Subject to the terms hereof, the Corporation shall purchase all Warrant Shares held by Warrantholder no later than ten (10) Business Days from the Corporation's receipt, during the Put Exercise Period, of Warrantholder's written notice of exercise of the Put Right, which purchase shall be effective upon delivery of the purchase price therefor (the “Put Closing”).”

2.     Full Force and Effect. Except as specifically amended, modified or supplemented by this Amendment, the Agreement, as amended, shall remain unchanged and in full force and effect.

3.     Counterparts. This Amendment may be executed by one or more of the parties hereto in any number of separate counterparts, each of which shall be deemed an original and all of which, taken together, shall be deemed to constitute one and the same instrument. Delivery of an executed counterpart of this Amendment by electronic transmission shall be as effective as delivery of a manually executed counterpart hereof.

(Signatures on following page)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first written above.

CORPORATION: FLUENT, INC.

By:	/s/ Ryan Schulke
Name: Ryan Schulke
Title: Chief Executive Officer

WARRANTHOLDER:
Whitehorse Finance., Inc.
By:	/s/ Joyson C. Thomas
Name: Joyson C. Thomas
Title: Authorized Signatory